FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1	Translation of Consolidated Results Q3 2013

YPF S.A.

Consolidated Results

Q3 2013

Consolidated Results Q3 2013

CONTENT

1. MAIN MILESTONES AND ECONOMIC MAGNITUDES OF THE THIRD QUARTER 2013	5

2. ANALYSIS OF OPERATING RESULTS	7

2.1 UPSTREAM	7

2.2 DOWNSTREAM	10

2.3 CORPORATE	12

2.4 RELATED COMPANIES	12

3. LIQUIDITY AND SOURCES OF CAPITAL	12

4. YPF ENERGÍA ELÉCTRICA	13

5. SHALE GAS DEVELOPMENT AGREEMENT	14

6. TABLES AND NOTES	15

6.1 CONSOLIDATED STATEMENT OF INCOME	16

6.2 CONSOLIDATED BALANCE SHEET	17

6.3 CONSOLIDATED STATEMENT OF CASH FLOWS	18

6.4 MAIN PHYSICAL MAGNITUDES	19

Consolidated Results Q3 2013

Operating income in the third quarter of 2013 reached ARS 3,444 MARS, a

104% increase compared to the third quarter of 2012.

Q3 2012	Q2 (*) 2013	Q3 2013	Var.% 2013/2012	(Unaudited Figures)	Jan-Sep 2012	Jan-Sep (*) 2013	Var.% 2013/2012
17,378	21,941	24,244	39.5%	Revenues (MARS)	48,312	64,819	34.2%

1,688	2,218	3,444	104.0%	Operating income (MARS)	6,057	8,195	35.3%

756	1,091	1,414	87.0%	Net income (**) (MARS)	2,883	3,763	30.5%

4,449	5,765	7,690	72.8%	EBITDA (MARS)	13,014	18,820	44.6%

1.92	2.77	3.60	87.0%	Earnings per share ARS (MARS)	7.33	9.57	30.5%

1,980	2,911	4,573	131.0%	Comprehensive Income (MARS)	5,779	10,127	75.2%

4,129	6,510	8,028	94.4%	Capital Expenditures (***) (MARS)	9,673	18,820	94.6%

Note: Unaudited amounts.

EBITDA = net income + net interest + income tax + deferred income tax + amortizations

(*)	For Q2 2013 and Jan-Sep 2013 recurrent results are presented, except for the impact of provisions relating to claims arising from AES Uruguaiana Emprendimientos S.A. (AESU) and Transportadora de Gas del Mercosur S.A. (TGM).
(**)	Attributable to controlling shareholder.
(***)	Purchase of Metrogas fixed assets (ARS 3,137 million) and YPF Energía Eléctrica (ARS 1,878 million) not included.

1. MAIN MILESTONES AND ECONOMIC MAGNITUDES OF THE THIRD QUARTER 2013

•	Ordinary revenues for Q3 2013 were ARS 24,244 million, a 39.5% increase compared to Q3 2012.

•	Operating income for Q3 2013 was ARS 3,444 million, a 104% increase compared to Q3 2012.

•	EBITDA for Q3 2013 was ARS 7,690 million, a 72.8% increase compared to Q3 2012.

•	Net income for Q3 2013 was ARS 1,414 million, a 87% increase compared to Q3 2012.

•	During Q3 2013, total hydrocarbon production increased by 1.7% compared to Q3 2012, indicating a continued reversal of the downward trend in production. Crude oil production increased by 2.5% to reach a total of 235.1 Kbbld, while natural gas production was 35.6 Mm3d, 2.6% higher compared to Q3 2012. It should be noted that compared to Q2 2013, crude oil production increased by 3.0% (+6.9 Kbbld) and gas production by 7.8% (+2.6 Mm3d).

•	The total net production of YPF’s operated fields grew 3.4% in crude oil and 4.7% in natural gas compared to Q3 2012, thus offsetting the decline in production of fields not operated by YPF.

Consolidated Results Q3 2013

•	In the Downstream business, total crude processed was 292 Kbbld during Q3 2013 due to a better than expected recovery at la Plata Refinery, a mere 4.6% decrease compared to Q3 2012.

•	Investment in fixed assets for the third quarter of 2013 was ARS 8,028 million, a 94.4% increase compared to investments of ARS 4,129 million in Q3 2012.

Ordinary income in the third quarter of 2013 was ARS 24,244 million, a 39.5% increase compared to Q3 2012. This increase was driven mainly by higher sales of liquid fuel and natural gas in the domestic market. Fuel sales increased mainly as a consequence of higher gasoline volumes sold and higher prices both for gasoline and for diesel. Income in terms of natural gas sales in the domestic market increased by ARS 1,542 million, mainly due to the positive impact of the Incentive Scheme for Additional Injection of Natural Gas. As for exports, the sale of flour and oils increased by ARS 595 million and crude oil exports reached ARS 224 million in Q3 2013 (no crude oil exports were recorded in 2012).

Costs of sales for Q3 2013 increased by 31.4% compared to Q3 2012. Purchases increased by 33.7% compared to Q3 2012 mainly as a consequence of the increase in peso denominated prices for crude oil purchased from local producers (+ARS 499 million), greater imported volumes of gasoil (mainly Eurodiesel) and higher prices in terms of Argentine pesos (+ARS 395 million) and the increase in price and volume of biofuels purchased (+ARS 324 million). In turn, other costs of sales increased by approximately 30.1%, mainly due to increased amortization (+ARS 801 million) relating to increased investment activity, higher expenses relating to construction and service outsourcing (+ARS 482 million), in addition to substantially higher crude oil royalties paid (+ARS 302 million) as a consequence of higher wellhead prices in pesos, and to a lesser extent, increased payroll expenses (+ARS 262 million).

Net income for the period was ARS 1,414 million, 87% higher compared to Q3 2012.

Total investment in fixed assets for the quarter was ARS 8,028 million, 94.4% higher than Q3 2012. This increased investment stems from a boost in Upstream development activities as well as advances in the set of projects in our Downstream segment.

Consolidated Results Q3 2013

ANALYSIS OF OPERATING RESULTS

2.1 UPSTREAM

Q3 2012	Q2 (*) 2013	Q3 2013	Var.% 2013/2012	(Unaudited Figures)	Jan-Sep 2012	Jan-Sep (*) 2013	Var.% 2013/2012
937	1,443	2,135	127.8%	Operating income (MARS)	4,508	5,450	20.9%

7,910	10,224	10,963	38.6%	Revenues (MARS)	23,079	30,024	30.1%

229.3	228.2	235.1	2.5%	Crude oil production (**) (Kbbld)	228.2	229.9	0.8%

40.5	45.7	37.7	-6.9%	NGL production (**) (Kbbld)	45.7	46.0	0.7%

34.7	33.0	35.6	2.6%	Gas production (**) (Mm3d)	33.8	33.3	-1.4%

488.1	481.4	496.5	1.7%	Total production (**) (Kboed)	486.4	485.4	-0.2%

176	170	279	58.7%	Exploration costs (MARS)	464	525	13.1%

2,920	5,514	6,642	127.5%	Capital Expenditures (MARS)	7,026	15,810	125.0%

1,904	2,173	2,675	40.5%	Depreciation (MARS)	5,084	6,689	31.6%

				International Prices

109.6	102.6	110.3	0.6%	Brent (***) (USD/bbl)	112.2	108.4	-3.4%

2.8	4.1	3.6	28.8%	Gas Henry Hub (***) (USD/Mmbtu)	2.6	3.7	42.3%

				Realization Prices

70.4	71.4	70.8	0.6%	Crude oil prices in domestic market Period average (USD/bbl)	70.2	70.3	0.1%

1.67	3.89	3.91	134.2%	Average gas price (****) (USD/Mmbtu)	2.04	3.87	89.6%

Data according to International Financial Reporting Standards (IFRS). Including consolidated companies.

(*)	For Q2 2013 and Jan-Sep 2013 recurrent results are presented, except for the impact of provisions relating to claims arising from AES Uruguaiana Emprendimientos S.A. (AESU) and Transportadora de Gas del Mercosur S.A. (TGM)
(**)	Production includes, as from August 1, 2013, a 27% stake with Ramos Joint Venture for exploration and production of hydrocarbon, currently part of YPF Energía Eléctrica. In Q3 2013 it includes 0.19 Kbbld of crude oil, 0.31 Kbbld of LNG, 0.43 Mm3d of gas and a total of 3.2 Kbped.
(***)	Source: Reuters
(****)	Average gas price of Q2 2013 was recalculated.

Upstream operating income was ARS 2,135 million, a 127.8% increase compared to Q3 2012.

Sales increased by 38.6% compared to Q3 2012, mainly due to increases in crude oil and natural gas sales. Crude oil sales increased by 25.3% (+ARS 1,778 million) on account of a 22% increase in the price per barrel in terms of Argentine pesos and due to higher volumes produced (+2.5%), including the export of 0.39 MBbl of crude oil for ARS 224 million in Q3 2013 while no exports were recorded in 2012.

Consolidated Results Q3 2013

Natural gas sales increased by 192% compared to Q3 2012, due to greater volume produced (+2.6%) as well as the impact of the Incentive Scheme for Additional Injection of Natural Gas, which amounted to ARS 1,656 million during the quarter.

As a consequence of stronger Upstream activity started in 2012, the reversal of the downward trend in production of previous years was consolidated in Q3 2013, resulting in an increase in crude oil and gas production compared to Q3 2012, reaching a production of 235.1 Kbbld for crude oil (+2.5%) and 35.6 Mm3d for natural gas (+2.6%). In turn, production of LNG was 37.7 Kbbld, 6.9% lower compared to Q3 2012; therefore, total hydrocarbon production was 496.5 Kbped compared to 488.1 Kbped for same period in 2012. Likewise, comparing total hydrocarbon production in Q3 2013 to Q2 2013, YPF experienced a 3.0% daily average growth (+6.9 Kbbld) in crude oil production and a 7.8% daily average growth (+2.6 Mm3d) for gas. Also, in comparison with Q3 2012, total net hydrocarbon production of YPF’s operated fields grew 3.4%, crude oil production grew 3.4% and natural gas production grew 4.7%, offsetting the decline in production of fields not operated by YPF.

The dollar-denominated price for crude oil in the local market increased by 0.6% to reach 70.8 USD/bbl in the third quarter of 2013. As for natural gas, the average price was 3.91 USD/Mmbtu, a 134.2% increase compared to Q3 2012, mainly due to the effect of the implementation of the Incentive Scheme for Additional Injection of Natural Gas, allowing the company to obtain 7.5 USD/Mmbtu for additional gas injected.

Operating costs for the third quarter increased by 26.6%, mainly due to stronger activity and higher rates in construction, repair and maintenance contracting; to a lesser extent, material procurement and heavier payroll expenses also contributed. However, it should be noted that operating costs have recently shown some stabilization, resulting in similar levels in dollar terms to recent quarters. In turn, increased amortization has been recorded (+ARS 771 million) as a result of increased investment activity, higher crude oil royalties (+ARS 302 million), mainly on account of a higher Argentine peso-denominated price at wellhead, and increased exploration expenses (+ARS 103 million) were registered due to the definite abandonment of three test wells.

Operating income for Q3 2013 from Upstream related companies, including mainly YPF Holdings, YPF International and YPF Servicios Petroleros, were ARS 25 million compared to ARS -122 million for Q3 2012.

CAPEX

Investments in Upstream were ARS 6,642 million in Q3 2013, 127.5% higher compared to Q3 in 2012.

As for development activities, investments made in the Neuquina basin, especially in the Loma La Lata, (conventional and unconventional), Chihuido Sierra Negra and Catriel areas are worth mentioning. On the other hand, in the Golfo San Jorge basin, investments have continued in Manantiales Behr and El Trébol areas in order to increase the recovery factor of such areas. In turn, special attention should be placed on the activities carried out in the province of Santa Cruz, primarily in the Los Perales, Cañadón Yatel, Cañadón de la Escondida and Las Heras areas, as well as the progress made in activities carried out in the Mendoza Norte block in the province of Mendoza. Additionally, development activities have started in Chachahuen in the province of Mendoza.

Consolidated Results Q3 2013

In relation to development activity in unconventional fields, during Q3 2013, more than 30 wells were drilled, operations already running with 19 active drilling rigs and production totaled 12,934 boed, composed by 7,887 bbld of crude oil, 2,560 bbld of NGL and 0.4 Mm3d of natural gas.

As regards exploration activities in the Neuquina basin during Q3 2013, investments have been made mainly in the areas of Cerro Arena, Pampa de Las Yeguas I, Aguada Pichana, Llancanelo R, San Roque, Cerro Avispa, Filo Morado and Loma de La Mina; in turn, noteworthy investments were made in the Cerro Piedra- Cerro Guadal Norte and Manantiales Behr areas in the Golfo de San Jorge basin.

Consolidated Results Q3 2013

2.2 DOWNSTREAM

Q3 2012	Q2 (*) 2013	Q3 2013	Var.% 2013/2012	(Unaudited Figures)	Jan-Sep 2012	Jan-Sep 2013	Var.% 2013/2012
973	1,210	1,534	57.7%	Operating income (MARS)	2,898	3,954	36.4%

17,264	20,721	23,163	34.2%	Revenues (MARS)	47,911	62,148	29.7%

4,215	3,819	4,188	-0.7%	Sales of refined products in domestic market (Km3)	11,704	11,894	1.6%

344	265	355	3.2%	Exportation of refined products (Km3)	1,122	1,070	-4.6%

189	195	208	10.4%	Sales of petrochemical products in domestic market (*) (Ktn)	611	583	-4.7%

79	86	75	-5.1%	Exportation of petrochemical products (Ktn)	209	232	10.8%

306	243	292	-4.6%	Crude oil processed (Kboed)	287	275	-4.2%

96%	76%	91%	-4.6%	Refinery utilization (%)	90%	86%	-4.2%

1,157	925	1,276	10.3%	Capital Expenditures (**) (MARS)	2,507	2,797	11.6%

303	313	368	21.1%	Depreciation (MARS)	760	967	27.1%

672	740	713	6.1%	Average domestic market gasoline price (USD/m3)	660	715	8.4%

763	802	797	4.6%	Average domestic market diesel price (USD/m3)	752	786	4.5%

Data according to International Financial Reporting Standards (IFRS). Including consolidated companies.

(*)	Fertilizer sales not included
(**)	Purchase of Metrogas fixed assets (ARS 3,137 million) and YPF Energía Eléctrica (ARS 1,878 million) not included.

Operating income in Downstream for Q3 2013 was ARS 1,534 million, a 57.7% increase compared to Q3 2012.

Net sales increased by 34.2% compared to Q3 2012 mainly due to a higher average price in terms of Argentine pesos for gasoline (+28.5%) and diesel (+26.8%), resulting in higher income of ARS 926 million and ARS 1,795 million, respectively, also higher volumes of gasoline marketed compared to Q3 2012, with a 6.8% increase in the case of gasoline (+ARS 282 million) that offset the 1.4% drop in the volume of diesel sold, the latter having no impact on revenues due to the product mix sold. Additionally, it is important to mention the revenues achieved due to stronger exported volumes of flour and seed oil, which amounted to ARS 780 million in Q3 2013 (+ARS 595 million) and the recovery in fuel oil sales that reached ARS 817 million. In turn, sales of petrochemical products in the quarter were ARS 279 million higher compared to Q3 2012, an upturn mostly driven by higher prices in products marketed.

Consolidated Results Q3 2013

Operating costs increased by 32.8% compared to Q3 2012; special attention should be given to the increase in the average price for crude oil purchased from other producers and transferred from Upstream (+ARS 1,557 million), higher imported volumes and higher price in terms of Argentine pesos (+ARS 395 million) of diesel (mostly Eurodiesel), and higher prices and volumes for biofuel purchased (+ARS 324 million). In turn, there have been higher repair and maintenance rates as well as higher rates relating to crude oil transport and port facilities use.

As a consequence of the reconfiguration of la Plata refinery after the incident suffered on April 2, 2013, crude processed was above the level initially expected, 150 Kbbld, reaching approximately166 kbbld, thus achieving a total consolidated crude processing capacity of 296 kbbld by the three refineries operated by YPF. Therefore, the volume of crude oil processed during the quarter was 292 kbped, a mere 4.6% decrease compared to Q3 2012 despite the removal of Coke Unit A on account of the damage already mentioned.

Operating income of Downstream controlled companies for Q3 2013, including mainly OPESSA, ELERAN, YPF Inversora Energética, YPF Brazil and YPF Energía Eléctrica was ARS 202 million, compared to ARS 65 million in Q3 2012. The addition of YPF Energía Eléctrica during Q3 2013 is noteworthy (see section 5 for further details).

CAPEX

Investment in the Downstream business for Q3 2013 was ARS 1,276 million, 10.3% higher than that for Q3 2012. Special attention should be placed on the progress of the group of multi-annual projects intended to increase gasoline and diesel production capacity, as well as the quality of such products: basically, the implementation of a coke unit at the La Plata refinery and the activities related to the conclusion and start up of the Continuous Catalytic Reformer at our chemical complex in. These works at industrial complexes are complemented by improvement in our logistics, storage and dispatching facilities corresponding to those products.

Consolidated Results Q3 2013

2.3 CORPORATE

This business segment involves mainly corporate costs and other activities that are not reported against any of the previously mentioned businesses.

Net costs for the third quarter of 2013 were ARS 225 million, an ARS 3 million increase compared to Q3 2012. Results from this segment were positively impacted by better results for Q3 2013 posted by our controlled company A-Evangelista S.A. as well as the impact of corporate cost reallocation against business activities.

2.4 RELATED COMPANIES

Results from related companies posted a negative variation of ARS 162 million compared to Q3 2012, mostly due to lower results from Profertil.

3. LIQUIDITY AND SOURCES OF CAPITAL

During the third quarter of 2013, cash flow generation reached ARS 9,356 million, 168.5% higher than Q3 2012 (ARS +5.872 million). Such increase includes the initial contribution of USD 300 million (ARS 1,689 million) by Chevron for the development of oil shale in Loma Campana, an amount initially recorded in “Accounts payable” in the balance sheet of the Company. In turn compared to Q2 2013, YPF increased cash and cash equivalents by ARS 1,763 million to reach ARS 6,903 million by the end of Q3 2013. Thus, despite having increased gross financial debt by ARS 2,003 million, the company’s net debt stood almost stable at ARS 19,173 million. The average cost of Argentine peso-denominated debt by the end of the third quarter of 2013was 19.89%, while average cost of dollar-denominated debt was 5.40% by the end of the third quarter of 2013.

The bond issuances of YPF during Q3 2013 to date are described below:

ON	Amount	Interest Rate	Maturity
Series XXI (3Q 2013)	100 MARS	19%	12 month
Series XXII (3Q 2013)	91.5 MUSD	3.50%	84 month
Series XXIV (4Q 2013)	150 MUSD	LIBOR+7.5bps	58 month
Series XXV (4Q 2013)	300 MARS	3.24%	18 month

Consolidated Results Q3 2013

4. YPF ENERGÍA ELÉCTRICA

Dated June 4 2013, the company, Pluspetrol Resources Corporation B.V. (“PPRC”) and Pluspetrol Energy S.A. (“PPE”) entered into an agreement to split off PPE, without dissolving its business, and to assign part of its equity to create a new company.

Such spin-off effectively took place on August 1, 2013 when the new company, YPF Energía Eléctrica, S.A. was created, in which the company holds a direct and indirect stake equivalent to 100% of its equity and in turn, the company has withdrawn its interest in PPE.

As a result of this spin-off, YPF Energía Eléctrica will hold the electric power business previously operated by PPE and a 27% interest in the Ramos joint venture involved in hydrocarbons exploration and production.

The fair market net value of the assets and liabilities transferred to the company from the spin-off process was ARS 485 million.

Prior to the spin-off, the value of the stake in PPE was ARS 350 million and the company had a provision for investment conversion of ARS 115 million for said investment. As a consequence of this spin-off, the fair market value of the assets and liabilities of PPE as of the spin-off date resulted in an approximately ARS 20 million gain, reported against ‘Results from investment in related companies’ in the comprehensive income statement of the company for the nine-month period ending September 2013.

Consolidated Results Q3 2013

5. SHALE GAS DEVELOPMENT AGREEMENT

On September 23, 2013, the Company and Dow Europe Holding B.V and PBB Polisur S.A entered into an Agreement that contemplates an expenditure by both parties of up to 188 million dollars which will be directed towards the joint exploitation of an unconventional gas pilot project in the Province of Neuquén, of which Dow will provide up to 120 million dollars by means of a convertible financing of a participation in the project, which contemplates a first phase of work during which 16 wells will be drilled.

If Dow exercises the conversion option, YPF would contribute 50% of its participation in the “El Orejano” area, which comprises a total area of 45 km2 (11,090 acres) in the Province of Neuquén, and a 50% equity interest in a joint venture to be formed for the exploitation of this area. If Dow does not exercise the option, the parties have agreed to the conditions whereby the financing would be repaid, over a term of five years. The Agreement facilitates the development of the first shale gas pilot project in Argentina.

In March of this year, YPF started up in the “El Orejano” area its first shale gas well from Vaca Muerta, the production of which YPF turned over to the central system.

Consolidated Results Q3 2013

6. TABLES AND NOTES

Results Third Quarter 2013

Consolidated Results Q3 2013

6.1 CONSOLIDATED STATEMENT OF INCOME

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited figures in millions of Argentine pesos)

Q3 2012	Q2 (*) 2013	Q3 2013	Var.% 2013/2012		Jan-Sep 2012	Jan-Sep 2013	Var.% 2013/2012
17,378	21,941	24,244	39.5%	Revenues	48,312	64,819	34.2%
(13,603)	(16,573)	(17,875)	31.4%	Costs of sales	(36,129)	(48,386)	33.9%

3,775	5,368	6,369	68.7%	Gross profit	12,183	16,433	34.9%

(1,362)	(2,088)	(1,986)	45.8%	Selling expenses	(4,022)	(5,555)	38.1%
(522)	(686)	(654)	25.4%	Administration expenses	(1,530)	(1,889)	23.5%
(176)	(170)	(279)	58.7%	Exploration expenses	(464)	(525)	13.1%
(27)	(1,061)	(6)	-76.8%	Other expenses	(110)	(1,124)	921.6%

1,688	1,363	3,444	104.0%	Operating income	6,057	7,340	21.2%

106	133	(56)	-152.6%	Income on investments in companies	98	77	-20.9%
35	231	540	1443.6%	Financial income (expenses), net	(61)	966	1683.5%
(665)	(1,159)	(1,038)	56.1%	Income tax	(2,246)	(3,041)	35.4%
(408)	(42)	(1,473)	261.0%	Diferred income tax	(965)	(2,141)	121.9%

—	(9)	3		Net income for noncontrolling interest	—	(6)

756	535	1,414	87.0%	Net income for the period (**)	2,883	3,207	11.2%

1.92	1.36	3.60	87.0%	Earnings per share, basic and diluted	7.33	8.16	11.2%

1,224	1,829	3,156	157.8%	Other comprehensive Income	2,896	6,370	120.0%

1,980	2,355	4,573	131.0%	Total comprehensive income for the period	5,779	9,571	65.6%

4,449	4,910	7,690	72.8%	EBITDA	13,014	17,965	38.0%

Note: Information in accordance with International Financial Reporting Standards (IFRS).

(*)	EBITDA = Net Income+ net interest + income tax + deferred income tax + depreciation of fixed assets
(**)	Attributable to controlling shareholder.

Consolidated Results Q3 2013

6.2 CONSOLIDATED BALANCE SHEET

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited figures in millions of Argentine pesos)

	12/31/2012	09/30/2013
Noncurrent Assets
Intangible assets	1,492	1,990
Fixed assets	56,971	79,481
Investments in companies	1,914	1,558
Deferred income tax assets	48	60
Other receivables and advances	1,161	1,469
Trade receivables	15	53

Total Non-current assets	61,601	84,611

Current Assets
Inventories	6,922	8,402
Other receivables and advances	2,635	2,760
Trade receivables	4,044	8,594
Cash and equivalents	4,747	6,903

Total current assets	18,348	26,659

Total assets	79,949	111,270

Shareholders’ Equity
Shareholders’ contributions	10,674	10,654
Reserves and unnapropiated retained earnings	20,586	29,837
Noncontrolling interest	—	172

Total Shareholders’ Equity	31,260	40,663

Noncurrent Liabilities
Provisions	10,663	13,733
Deferred income tax liabilities	4,685	7,223
Other taxes payable	101	98
Salaries and social security	48	20
Loans	12,100	19,950
Accounts payable	162	399

Total Noncurrent Liabilities	27,759	41,423

Current Liabilities
Provisions	820	876
Income tax liability	541	937
Other taxes payable	920	1,157
Salaries and social security	789	931
Loans	5,004	6,126
Accounts payable	12,856	19,157

Total Current Liabilities	20,930	29,184

Total Liabilities	48,689	70,607

Total Liabilities and Shareholders’ Equity	79,949	111,270

Note: Information in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q3 2013

6.3 CONSOLIDATED STATEMENT OF CASH FLOWS

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited figures in millions of Argentine pesos)

Q3 2012	Q2 2013	Q3 2013		Jan-Sep 2012	Jan-Sep 2013
			Cash Flows from operating activities
756	526	1,417	Net income	2,883	3,201
(106)	(133)	56	Income from investments in companies	(98)	(77)
2,246	2,534	3,088	Depreciation of fixed assets	5,961	7,789
37	52	49	Amortization of intangible assets	102	142
326	666	567	Consumption of materials and fixed assets and intangible assets retired, net of provisions	846	1,658
525	1,311	554	Net increase in provisions	1,309	2,281
—	—	—	Increase in fixed assets provisions	—	—
(757)	(2,060)	1,868	Changes in assets and liabilities	(356)	(1,469)
5	121	15	Dividends from investments in companies	135	136
452	237	1,742	Net charge of income tax payment	1,779	2,718

3,484	3,253	9,356	Net cash flows provided by operating activities	12,561	16,379

		—	Cash flows used in investing activities
		—	Payments for investments:
(4,071)	(5,993)	(7,466)	Acquisitions of fixed assets and Intangible assets	(11,379)	(18,203)
		(11)	Capital contributions in non-current investments		(11)
—	(36)	—	Adquisition of non-current investments		(36)

(4,071)	(6,029)	(7,477)	Net cash flows used in investing activities	(11,379)	(18,250)

		—	Cash flows (used in) provided by financing activities
(6,689)	(1,625)	(1,311)	Payment of loans	(22,377)	(4,892)
(200)	(570)	(732)	Payment of interests	(584)	(1,833)
7,962	5,617	2,219	Proceeds from loans	21,592	10,846
—	—	(326)	Payments of dividends	—	(326)

1,073	3,422	(150)	Net cash flows (used in) provided by financing activities	(1,369)	3,795

32	36	34	Effect of changes in exchange rates on cash and equivalents	53	89

518	682	1,763	Increase (Decrease) in Cash and Equivalents	(134)	2,013

460	4,315	5,140	Cash and equivalents at the beginning of year	1,112	4,747
	143	—	Cash at the beginning of year incorporation of Gasa	—	143
978	5,140	6,903	Cash and equivalents at the end of year	978	6,903

518	682	1,763	Increase (Decrease) in Cash and Equivalents	(134)	2,013

			COMPONENTS OF CASH AND EQUIVALENT AT THE END OF THE PERIOD
413	443	883	Cash	413	883
565	4,697	6,020	Other Financial Assets	565	6,020

978	5,140	6,903	TOTAL CASH AND EQUIVALENTS AT THE END OF THE PERIOD	978	6,903

Note: Information in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q3 2013

6.4 MAIN PHYSICAL MAGNITUDES (unaudited figures)

				2012			2013
	Unit	Q1	Q2 (*)	Q3 (*)	Q4	Cum. 2012	Q1	Q2	Q3	Cum. 2013
Upstream
Crude oil production	Kbbl	20,738	20,683	21,095	20,715	83,231	20,365	20,770	21,625	62,761
NGL production	Kbbl	4,975	3,818	3,722	4,892	17,407	4,918	4,162	3,471	12,551
Gas production	Mm3	2,964	3,101	3,194	2,962	12,221	2,824	3,001	3,272	9,097
Total production	Kbpe	44,352	44,005	44,903	44,239	177,499	43,045	43,806	45,675	132,526

Downstream
Sales of petroleum products
Domestic market
Gasoline	Km3	1,029	925	1,053	1,126	4,133	1,159	1,060	1,121	3,339
Diesel	Km3	1,910	1,971	2,075	2,073	8,029	1,946	2,057	2,048	6,052
Jet fuel and kerosene	Km3	109	107	112	116	444	108	111	112	331
Fuel Oil	Km3	8	229	332	193	762	129	100	293	521
LPG	Km3	196	266	252	158	872	168	220	265	653
Others**	Km3	369	374	391	371	1,505	379	270	350	999
Total domestic market	Km3	3,621	3,872	4,215	4,037	15,745	3,889	3,819	4,188	11,894

Export market
Petrochemical naphta	Km3	37	109	7	32	185	0	0	0	0
Jet fuel and kerosene	Km3	139	125	130	131	525	131	121	127	379
LPG	Km3	8	17	28	117	170	123	36	30	189
Bunker (Diesel and Fuel Oil)	Km3	175	142	160	162	639	186	98	189	473
Others**	Km3	14	12	19	8	53	10	10	9	29
Total export market	Km3	373	405	344	450	1,572	450	265	355	1,070
Total sales of petroleum products	Km3	3,994	4,277	4,559	4,487	17,317	4,339	4,084	4,542	12,964

Sales of petrochemical products
Domestic market
Fertilizers	Ktn	18	56	61	70	205	24	27	68	118
Methanol	Ktn	80	77	63	48	268	49	57	64	171
Others	Ktn	143	122	126	151	542	130	138	143	412
Total domestic market	Ktn	241	255	250	269	1,015	203	222	276	701
Export market
Methanol	Ktn	0	0	0	41	41	8	22	1	31
Others	Ktn	77	53	78	85	293	62	64	75	201
Total export market	Ktn	77	53	78	126	334	70	86	75	232
Total sales of petrochemical products	Ktn	318	308	328	395	1,349	273	308	351	932

Sales of other products
Grain, flours and oils
Domestic market	Ktn	157	260	165	89	671	39	30	24	93
Export market	Ktn	1	3	41	60	105	87	239	284	611
Total Grain, flours and oils	Ktn	158	263	206	149	776	126	269	308	704

*	Production from Q2 2012 and Q3 2012 has been restated with the results of the annual reserves calculation.
**	Includes mainly sales of oil and base lubricants, greases, asphalts, coke coal and others.

Consolidated Results Q3 2013

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial ratios, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or otherwise.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

Investors Relations

E-mail: inversoresypf@ypf.com

Website: www.ypf.com

Macacha Güemes 515

C1106BKK Buenos Aires (Argentina)

Phone: 54 11 5441 1215

Fax: 54 11 5441 2113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 5, 2013	By:	/s/ Gabriel E. Abalos
	Name:	Gabriel E. Abalos
	Title:	Market Relations Officer